UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sunesis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

867328 50 2 (CUSIP Number)

February 9, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867328 50 2	13G	Page 2 of 5

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Bristol-Myers Squibb Company 22-0790350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,283,134 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,283,134 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,134
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.98%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 867328 50 2	13G	Page 3 of 5

Item 1.	(a)	Name of issuer: Sunesis Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 341 Oyster Point Boulevard South San Francisco, California 94080

Item 2.	(a)	Name of person filing: Bristol-Myers Squibb Company

	(b)	Address of Principal Business Office or, if None, Residence: 345 Park Avenue New York, New York 10154

	(c)	Citizenship: Delaware

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 867328 50 2

Item 3.	If this statement is filed pursuant to §§240.13d or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a) (19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 867328 50 2	13G	Page 4 of 5

Item 4.	Ownership.

	(a)	Amount beneficially owned: 1,283,134

	(b)	Percent of class: 5.98%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 1,283,134

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 1,283,134

		(iv)	Shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 867328 50 2	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2006

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Sandra Leung
Name:	Sandra Leung
Title:	Vice President and Secretary